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                                                                EXHIBIT 99(a)(2)

                             McNEIL PARTNERS, L.P.
                         ANNOUNCES INCREASED PRICE FOR
                            LIMITED PARTNER UNITS IN
                        McNEIL REAL ESTATE FUND XX, L.P.

     DALLAS, Texas, January 25, 2000 - McNeil Partners, L.P., the General Partner of McNeil Real Estate Fund XX, L.P. (the "Partnership"), announced today that WXI/McN Realty L.L.C. and the General Partner have jointly agreed to increase the price per unit of limited partner interest in the Partnership to be paid in the Whitehall transaction (including the estimated amount of the special distribution) to $105 per unit.

          On June 25, 1999, McNeil Partners, L.P. and WXI/McN Realty L.L.C., an affiliate of Whitehall Street Real Estate Limited Partnership XI, a real estate investment fund managed by Goldman, Sachs & Co., entered into an acquisition agreement whereby the Whitehall affiliate will acquire by merger nineteen real estate limited partnerships operated by McNeil Partners, L.P. and Robert A. McNeil, including the Partnership (the "Whitehall transaction"). The Whitehall transaction is described in detail in the Proxy Statement first mailed to limited partners on or about December 14, 1999 and supplemented on or about January 13, 2000.

          The price to be paid in the Whitehall transaction (including the estimated amount of the special distribution) has been increased from $92 to $105 per unit, representing a 14.1% increase over the original amount and a 5% premium over a tender offer recently commenced by Bond Purchase, L.L.C. at $100 per unit. A special meeting of limited partners to consider and vote on the proposal described more fully in the Proxy Statement is scheduled for:

          Wednesday, February 2, 2000
          11:00 a.m., local time
          Four Times Square
          38/th/ Floor
          New York, New York 10036

          McNeil Partners and the special committee of the Board of Directors of the corporate General Partner each remains committed to the Whitehall transaction and continues to believe that the Whitehall transaction is fair to, and in the best interests of, the Partnership and its limited partners. Accordingly, the Board of Directors of McNeil Investors continues to recommend that limited partners of each of the McNeil Partnerships approve the Whitehall transaction.

          The General Partner is mailing to each limited partner in the Partnership a supplement which sets forth fully the amended terms of the transaction. Limited partners with questions are encouraged to call the Investor Services department of McNeil Partners, L.P. at 1-800-576-7907.

Source:  McNeil Partners, L.P.
Contact:  Barbara Smith of McNeil Partners, L.P., 972-448-5748